UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

Second Quarter 2016 Financial Results

The unaudited interim consolidated financial statements of Compugen Ltd. (the “Company”) and its subsidiary as of June 30, 2016 and December 31, 2015 and for the six months ended June 30, 2016 and 2015 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein. The Operating and Financial Review and Prospects of the Company as of and for the six months ended June 30, 2016 and June 30, 2015 are filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-198368.

Exhibits
Exhibit Number	Description of Exhibit
10.1*	First Amendment, dated February 5, 2014, to the Research and Development Collaboration and License Agreement by and between the Company and Bayer Pharma AG.
10.2*	Second Amendment, dated July 27, 2015, to the Research and Development Collaboration and License Agreement by and between the Company and Bayer Pharma AG.
10.3*	Third Amendment, dated April 17, 2016, to the Research and Development Collaboration and License Agreement by and between the Company and Bayer Pharma AG.
99.1	Unaudited interim consolidated financial statements as of June 30, 2016 and December 31, 2015 and for the six months ended June 30, 2016 and 2015.
99.2	Operating and Financial Review and Prospects as of and for the six months ended June 30, 2016 and June 30, 2015.
101	The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets at June 30, 2016 and December 31, 2015; (ii) consolidated statements of comprehensive loss for the six months ended June 30, 2016 and 2015; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2016 and the year ended December 31, 2015; (iv) consolidated statements of cash flows for the six months ended June 30, 2016 and 2015; and (v) notes to the consolidated financial statements.

*	Confidential treatment with respect to certain portions of this exhibit has been requested from the Securities and Exchange Commission. Omitted portions have been filed separately with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 9, 2016	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel